SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         NEW HARVEST CAPITAL CORPORATION
                     ---------------------------------------
                            (Name of Subject Company)



                    Common Stock, par value $.0001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  417 525 10 2
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 371-8008
                     ---------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)





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                         NEW HARVEST CAPITAL CORPORATION
                                101 NE 3rd Avenue
                         Fort Lauderdale, Florida 33301


             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                  June 24, 2005


                                  INTRODUCTION

         The information contained in this Information Statement is being furnished to all holders of record of common stock of New Harvest Capital
Corporation (the "Company") at the close of business on June 3, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about June 24, 2005.

         NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

         On June 1, 2005, pursuant to a Stock Purchase Agreement dated as of June 1, 2005 between HVST Acquisition Corporation, a Nevada corporation owned and controlled by James A. Ditanna ("HVST Acquisition"), and Azur International, Inc. ("Azur"), HVST Acquisition sold to Azur 68,960,000 shares of common stock of the Company constituting approximately 50.4% of the Company's outstanding common stock.

         In connection with the sale, the Board of Directors of the Company has elected Donald Goree, Donald Winfrey and Albert Lazo (the "New Directors") as directors of the Company to fill vacancies in the Board, such persons to take office ten days after the Company files with the Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company this Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). The Board also elected Donald Goree as Chairman and Chief Executive Officer of the Company; Donald Winfrey as President of the Company and Albert Lazo as Secretary of the Company and James Ditanna resigned as Chairman and President and Curtis Hunsinger resigned as Chief Financial Officer of the Company. Messrs. Ditanna and Hunsicker and Troy Getz also have tendered their resignations as directors of the Company, such resignations to take effect immediately after the New Directors take office.

         As of the date of this Information Statement, the authorized capital stock of the Company consisted of 300,000,000 shares of common stock, par value $.0001 per share, of which

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136,959,999  shares are issued and outstanding and 5,000,000 shares of Preferred
Stock, $.0001 par value, none of which shares are outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

         DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth information regarding the Company's current executive officers and directors and the proposed directors of the Company.

DONALD GOREE, DIRECTOR NOMINEE, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, AGE 47

         Mr. Goree was elected Chief Executive Officer of the Company on June 1, 2005. He has been Chairman and CEO of Azur since January 2004. Mr. Goree has over 25 years of experience in commercial and real estate investment, finance and development.

DONALD C. WINFREY, DIRECTOR NOMINEE AND PRESIDENT, AGE 38

         Mr. Winfrey was elected President of the Company on June 1, 2005. He has been President and a director of Azur since January 1, 2005. From 1997 to December 31, 2004 he held various positions with Xentel, Inc., including Vice President of its U.S. operations; from 1992 to 1997 he held various positions with CD3 Storage Systems, including President. He has also served as Chairman to various strategic planning and client development committees.

ALBERT LAZO, SECRETARY, AGE 32

         Mr. Lazo was elected as Secretary of the Company on June 1, 2005. He has been General Counsel and Secretary of Azur since April 2004 and a director of Azur since January 2005. From February 2000 to April 2004, Mr. Lazo was an associate attorney with the lawfirm of Richards and Polansky, P.C. in Miami, Florida. From June 1999 to February 2000, he was an associate attorney at the law firm of John G. Shieley, P.A., based in Miami, Florida.

JAMES DITANNA, DIRECTOR, AGE 53

         Mr. Ditanna has been a director of the Company since January 18, 2005 and served as Chairman and President of the Company from January 18, 2005 to June 1, 2005. He is a graduate of Drexel University, receiving a Bachelor of Science, Business Administration with an Accounting and Taxation Major. He also received an MBA/MGA from the University of Pennsylvania, Wharton. From 1995 to 1997 he served as Chief Executive Officer of NEXMED, Inc., a publicly traded company having offices in Princeton, New Jersey, Hong Kong, Peru and China.

TROY GETZ, DIRECTOR, AGE 33

         Mr. Getz has been a director of the Company since January 18, 2005. He is a graduate of the University of Texas and received a Bachelor of Science in Finance. Since 1997 he has been operating his own web-based company selling art and collectibles.


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CURTIS HUNSINGER, DIRECTOR, AGE 29

         Mr. Hunsinger has been a director of the Company since January 18, 2005 and served as Chief Financial Officer of the Company from January 18, 2005 to June 1, 2005.

FAMILY RELATIONSHIPS

         There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers, except that Donald Goree and Donald Winfrey are first cousins.

VOTING CONTROL AND MANAGEMENT

         The following table sets forth certain information as of June 2, 2005, with respect to the ownership of Common Stock by each director and executive officer of the Company, and each person known by the Company to be the owner of more than five percent of any class of the Company's voting securities.


        NAME AND ADDRESS            AMOUNT OF AND NATURE            PERCENTAGE
      OF BENEFICIAL OWNER         OF BENEFICIAL OWNERSHIP            OF CLASS
     ---------------------        -----------------------           ----------

Donald Goree (1)                            0                           0
Donald Winfrey (1)                          0                           0
Albert Lazo (1)                             0                           0
Azur International, Inc. (1)            68,960,000                    50.4%
Ruth Shepley                             8,200,000                     6.0%
15318 Climbing Branch Drive,
Houston, Texas 77068
 ------------------------------
(1) The address of such person is 101 NE 3rd Avenue, Fort Lauderdale, Florida 33301.

SECTION 16 REPORTING

         No person who, during the year ended April 30, 2005, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") (a "Reporting Person") failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 during such fiscal year as furnished to the Company under Rule 16a-3(d) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

         During the fiscal year ended April 30, 2005, no director or executive officer received any compensation from the Company, including any personal benefits.

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COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

         Because our board of directors currently consists of only three members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because all of our directors are also executive officers, none of our current directors are independent.

         It is the view of the Board of Directors that it is appropriate for the Company not to have a nominating committee because the Company only has three directors and they are the only individuals who participate in the consideration of director nominees. The Company's three directors perform the functions of a nominating committee.

         In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board will request such information as:

o    The name and address of the proposed candidate;

o The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

o    A  description  of  any  relationship   that  could  affect  such  person's
     qualifying as an independent director, including identifying all other public company board and committee memberships;

o A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

o Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

         Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

         The  Board of  Directors  will,  from  time to time,  seek to  identify
potential   candidates  for  director  nominees  and  will  consider   potential
candidates proposed by the Board of Directors and by management of the Company.

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MEETINGS OF THE BOARD OF DIRECTORS

         During its fiscal year ended April 30, 2005, the Company's Board of Directors held one meetings attended by all members of the Board and on one occasion approved resolutions by unanimous written consent in lieu of a meeting.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

         Stockholders may send communications to our board of directors by writing to: New Harvest Capital Corporation, 101 NE 3rd Avenue, Suite 1220, Fort Lauderdale, Florida 33301, Attn.: Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding Common Shares, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended April 30, 2005 and 2004, in any transaction or proposed transaction which may materially affect the Company.

         No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

         The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, Azur, or any affiliate of Azur, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.